09058607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Hart Road, Suite 260
(No. and Street)

Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens — **847-304-1550** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ARBOR RESEARCH & TRADING, INC.
MEMBER NATIONAL ASSOCIATION OF SECURITIES DEALERS
1000 HART ROAD • SUITE 260 • BARRINGTON, ILLINOIS 60010
847-304-1550 • FAX: 847-304-1595
800-876-1825

AFFIRMATION

I, James R. Stevens affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Arbor Research & Trading, Inc. for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James R Stevens

CEO
Title

Subscribed and sworn to before me this 13th day of February ,2008.

Notary Public

OFFICIAL SEAL
CHRISTOPHER H. HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-14-2012

My Commission expires 5/14/12

Arbor Research & Trading, Inc.

(SEC File No. 8-38818)

Statement of Financial Condition as of
December 31, 2008, and Independent Auditors'
Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Arbor Research & Trading, Inc.
Barrington, Illinois

We have audited the accompanying statement of financial condition of Arbor Research & Trading, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2009

ARBOR RESEARCH & TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$ 892,163
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALER	2,212,608
RECEIVABLE FROM CLEARING BROKER-DEALER	3,066,335
SUBSCRIPTIONS RECEIVABLE	409,250
FURNITURE AND EQUIPMENT — Net of accumulated depreciation of $2,434,325	129,068
PREPAIDS AND OTHER ASSETS	108,969
TOTAL	$ 6,818,393

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Deferred subscription revenue	$ 979,326
Other accounts payable and accrued expenses	836,722
Total accounts payable and accrued expenses	1,816,048
SHAREHOLDER'S EQUITY:	
Common stock, no par value, at stated value — 1,000,000 shares authorized; 172,900 shares issued	86,450
Additional paid-in capital	2,532,141
Retained earnings	2,383,754
Total shareholder's equity	5,002,345
TOTAL	$ 6,818,393

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, Inc. (the "Company"), an Illinois corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Arbor Research Holdings, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment — Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years.

Income Taxes — The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholder, who is responsible for taxes thereon. The Company is subject to State of Illinois replacement tax and State of New York corporate franchise tax.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, FASB staff position (FSP) FIN 48-3 was issued deferring implementation of FIN 48 for nonpublic companies to fiscal years beginning after December 15, 2008. FIN 48 is effective for the Company for the year ended December 31, 2009. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies* ("FAS 5"). FAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. Each shareholder of the Company is generally responsible for reporting taxable income or loss, to the extent required by federal and state income tax laws and regulations, based upon its respective share of the Company's income and expense as reported for income tax purposes.

Fair Value Measurement — In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurement* effective for fiscal years beginning after November 17, 2007. This standard clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 became effective for the Company as of January 1, 2008. The three levels of the fair value hierarchy under FAS 157 are described below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,199,956 as a level 2 security at December 31, 2008.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital, as defined, of $4,322,029, which was $4,200,960 in excess of its required minimum net capital of $121,069.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALER

The Company is required to maintain deposits with its clearing broker-dealer. The Company has an investment of $2,199,956 in a U.S. Treasury Bill that matured on January 29, 2009. The investment is reported at fair value based on quoted market price. In addition, the Company has a $12,652 deposit with North American Clearing, Inc.

5. RECEIVABLE FROM CLEARING BROKER-DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from the clearing broker-dealer arises in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges. A portion of the Company's balances held with the clearing broker-dealer are invested daily in overnight reverse purchase agreements. At December 31, 2008, $1,923,511 of the receivable balance was invested in an overnight reverse purchase agreement. The reverse repurchase agreement is collateralized by the clearing broker's investment in a U.S. Treasury Bond with a fair value of $1,923,511.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2008.

6. COMMITMENT

The Company leases its office facility under a noncancelable lease agreement through May 31, 2010, which provides for minimal rentals as follows:

Years Ending December 31	
2009	$ 109,021
2010	45,984
Total	$ 155,005

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Parent, introduces trades to the Company, who in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had no outstanding payables as of December 31, 2008.

The Parent has an ownership interest in Bianco Research LLC ("Bianco"), who performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2008.

The Company incurred $648,678 for professional fees from its Parent during 2008, all of which were paid as of December 31, 2008.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 18, 2009

To the Board of Directors and Shareholder
Arbor Research & Trading, Inc.
Barrington, Illinois

In planning and performing our audit of the financial statements of Arbor Research & Trading, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 18, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP